

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2014

<u>Via E-mail</u>
Bryan H. Hall
Executive Vice President
Liberty Global plc
38 Hans Crescent
London SW1X 0LZ
United Kingdom

> **Re: Liberty Global plc**
> **Registration Statement on Form S-4**
> **Filed June 27, 2014**
> **File No. 333-197059**

Dear Mr. Hall:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   In light of the nature of the comments below, including those related to the lack of pro forma financial statements, advise in your response letter how you intend to disseminate revised offer materials. We may have further comments.

2.   You state that the offer is being conducted under the Tier II cross-border exemptions set forth in Rule 14d-1(d). Your cover letter dates that your eligibility analysis is based on a shareholder list provided by Ziggo. In your response letter, confirm that you have calculated the percentage of Ziggo shares held by persons in the United States using the methodology set forth in the Instructions to Rule 14d-1(c) and (d), including the requirement to exclude the 28.5% of Ziggo ordinary shares held by Liberty Global plc before the offer. Your response should indicate the percentage of shares held by US

persons based on that calculation.

3.   You state that the Offeror and Liberty Global may purchase Ziggo securities outside the offer. Disclose that the offer price will be raised to the highest price paid outside the offer, to the extent that outside purchases are made at prices above the offer price. In addition, explain how you would calculate the value of the Liberty Global shares to be issued in the offer for these purposes. For example, if based on the market price of these shares, what reference date would be used?

4.   See our last comment above. Confirm in the prospectus that any outside purchases would be made outside the United States. See Rule 14e-5(12)(C).

5.   We note that although the Ziggo ordinary shares are not registered under Section 12 of the Securities Exchange Act of 1934, you have early commenced the exchange offer and therefore must provide all of the withdrawal rights that would be required in an offer subject to Regulation 14D. See Rule 162 and footnote 281 in Securities Exchange Act Release No. 58597 (September 19, 2008). Revise the prospectus to describe the "back-end" withdrawal rights available to tendering Ziggo shareholders pursuant to Section 14(d)(5) of the Exchange Act.

6.   In general, expand the discussion of your intentions for any second-step purchases or transactions after the offer at the different minimum tender levels contemplated. It may be helpful to include a chart or a single section of the prospectus that sets forth your intentions for remaining minority Ziggo shareholders at various different minimum acceptance levels, including 95%, 80% and levels below that to which you may reduce the minimum tender condition. In each instance, indicate whether US minority shareholders would be included and treated the same way as other remaining minority target holders in any follow-on transaction. In each instance, describe how the form and amount of any consideration in a second-step transaction would differ (if at all) from the offer price. In addition, describe any put or other rights remaining minority shareholders would be afforded under Dutch law at each minimum tender level and how your ability to integrate Ziggo would be impacted.

What are the conditions to the Offer?, page 4

7.   Your offer materials currently present alternate minimum tender conditions at 95% and 80%, subject to certain other conditions. While you can waive or amend your minimum tender condition, subject to procedural and disclosure requirements, you must describe the basic terms of the offer including the minimum tender condition in absolute rather than alternate terms. Please revise. Refer to Section II.C.5 of Securities Exchange Act Release No. 58597 (September 19, 2008) for guidance on waiving or reducing a minimum tender condition and the disclosure and procedural safeguards that must be provided in order to take advantage of the interpretive guidance waiving or reducing a minimum tender condition in cross-border tender offers.

How will I be notified if the Offer is declared unconditional, and what is the Post-Closing Acceptance Period?, page 5

8.   Please clarify the reference to the Post-Closing Acceptance Period as "a separate offer period and not an extension of the Offer." This period seems to be analogous to a subsequent offering period in a US offer.

What will happen if the Offeror acquires less than 95% of the outstanding Ziggo ordinary shares?, page 5

9.   In this section, you raise the possibility that you may waive the minimum tender condition below 65% if both target and bidder agree to do so. Revise the offer materials generally to fully discuss the implications of this possible change. For example, how would your ability to integrate the two companies be impacted at an acceptance level below 80%? How would it affect your ability to eliminate remaining target security holders in second-step transactions? What is the lowest minimum tender condition that you may use in this offer? Please note that the revised disclosure may impact the presentation of your pro forma financial statements pursuant to Item 5 of Form S-4.

Post-Closing Acceptance Period, page 16

10.   Rule 14d-1(d)(2)(iv) provides an exemption for payment during a subsequent offering period, which must be within 20 business days of the date of tender "[w]here payment may not be made on a more expedited basis under home jurisdiction law or practice." We are aware of at least one other Dutch offer where payment during the subsequent offering period was made on an as-tendered basis, as would be required under Rule 14d-11(e). Please revise or advise.

Financing of the Offer, page 21

11.   Summarize the conditions to the debt financing for the offer.

Withdrawal Rights, page 43

12.   Refer to the last sentence on page 43. Explain in your response letter, with a view to additional disclosure, how you could delay your acceptance of tendered Ziggo shares but retain those shares without providing withdrawal rights.

Financial Statements, Omitted

13.   Please tell us why you have not provided updated financial information for Ziggo in accordance with the updating requirements under Rule 3-12 of Regulation S-X.

14. Also tell us your basis for not including pro forma financial information related to the proposed acquisition. It appears that your pro forma information should give effect to the range of possible results based on acceptance level, pursuant to Rule 11 -02(b)(8) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208, or Christina Chalk, Senior Special Counsel at 202-551-3263 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        John Winter
        Leo Stegman
        Robert Murray, Esq.
        Brittany Uthoff, Esq.